Exhibit 99


                                   July 8, 1994
Dear Uni$aver Participant:
Re:  Voting Your Univar Corporation Stock


Please be sure to participate in Univar Corporation's 1994
Annual Meeting by voting the Univar shares in the Uni$aver
Plan that are allocated to you. To vote, use the proxy card contained in the window pouch on the front of this envelope, and return it in the enclosed envelope.


Your vote is important. This is a good opportunity for you, and for all Uni$aver participants, to exercise your voice in the management of the Corporation.


You may be able to vote Univar stock in addition to your shares in the Uni$aver Plan. If so, you will receive additional proxy cards. Please vote all proxy cards you receive.
Thank you in advance for your vote.

                                   Sincerely,


                                        James W. Bernard